UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

CENTREX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15640e103

(CUSIP Number)

Jack J. Luchese, 8280 Fontana Lane, Sarasota, Florida 34238, 678-773-4424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15640e103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jack J. Luchese

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 25,039,746 8. Shared Voting Power 9. Sole Dispositive Power 25,039,746 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,039,746

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 18.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 15640e103

Item 1. Security and Issuer

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D (the “Original 13D”) filed on January 13, 2004, with the Securities and Exchange Commission by Jack J. Luchese with respect to the Common Stock (“Common Stock”), $0.001 par value, issued by Centrex, Inc., an Oklahoma corporation (“Centrex”). The address of the principal executive offices of Centrex is 9202 S. Toledo, Tulsa, Oklahoma 74137

Item 2. Identity and Background

Name: Jack J. Luchese (“Luchese”)

Residence or Business Address: 8280 Fontana Lane, Sarasota, Florida 34238

Principal Occupation: Consulting

Criminal Proceeding: None

Civil Proceedings: None

Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration

The Common Stock was acquired by the conversion of the Convertible Preferred Stock pursuant to a Subscription Agreement entered into between Luchese and Centrex dated March 25, 2003, which allowed Luchese to convert 100,000 shares of Convertible Preferred Stock into 15% of the issued and outstanding Common Stock on a fully diluted basis after allowing for the exercise of all derivatives that exist at the time of conversion.

Item 4. Purpose of Transaction

The Common Stock was obtained in the ordinary course of business for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) This Amendment No. 1 reports an amended number of shares and percentage of the Common Stock owned by Luchese. As of January 12, 2004, Luchese directly beneficially owned 25,039,746 shares, or 18.4% of the Common Stock outstanding of Centrex. The number of shares of common stock owned is based upon the number of shares of Common Stock issued and outstanding, Employee Stock Options, Non-Employee Stock Options and Warrants as reported in the Annual Report on Form 10-KSB for the year ended December 31, 2003, (the “Form 10-KSB”) filed on March 30, 2004. The percentage of the class of securities reported herein is based on the 111,274,794 shares of Common Stock outstanding as of December 31, 2003, as reported in the Form 10-KSB.

In the Original 13D, the number and percentage of shares reported as directly beneficially owned were based upon the number of shares of Common Stock issued and outstanding, Employee Stock Options, Non-Employee Stock Options and Warrants as reported in the Centrex Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2003, as filed on November 14, 2004, the most current information available to Luchese at the time.

In its 2003 Form 10-KSB, Centrex disputed Luchese’s right to convert the preferred convertible stock, and reported that it had not issued the common stock to Luchese. As of the date of this report, Luchese and

CUSIP No. 15640e103

Centrex are attempting to settle the dispute, although any resolution is uncertain at this time. The outcome of this matter may impact Luchese’s ownership interest reported herein.

(b) The responses of Luchese to Items 7-11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) None

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Luchese and Centrex entered into a Subscription Agreement dated as of March 25, 2003 (the “Agreement”), which granted Luchese certain conversion rights more particularly described in Item 3 above. In addition, the Agreement is subject to the terms and conditions set forth in the Amended Employment Agreement dated March 25, 2003, entered into between Luchese and Centrex. The Employment Agreement provides that Centrex may repurchase 50% of the Convertible Preferred Stock for one-half of the purchase price paid by Luchese for the Convertible Preferred Stock. The repurchase right was exercisable from January 1, 2004 until January 11, 2004.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1 to the Schedule 13D filed on January 13, 2003 (Subscription Agreement) is incorporated herein by reference.

Exhibit 7.2 to the Schedule 13D filed on January 13, 2003 (Amended Employment Agreement) is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2004

/s/ Jack J. Luchese

Signature

Jack J. Luchese

Name/Title